UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2008.

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited
———————————————————————————————————
(Translation of Registrant’s name into English)

2550 Hongqiao Road
Hongqiao Airport
Shanghai, China 200335
———————————————————————————————————
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited (Registrant)

Date July 24, 2008	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt about any of the contents of this circular, you should obtain independent professional advice.

If you have sold or transferred all your shares in China Eastern Airlines Corporation Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

DISCLOSEABLE TRANSACTION
SALE AND LEASEBACK OF THREE AIRBUS A340 SERIES AIRCRAFT

A letter from the board of the directors of China Eastern Airlines Corporation Limited is set out on pages 3 to 7 of this circular.

25 July 2008

- i -

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“A Shares”	means the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in Renminbi and are listed on the Shanghai Stock Exchange;

“Aircraft”	means three Airbus A340 series aircraft, including the engines, accessories and documents in connection with such aircraft;

“Buyer”	means 工銀金融租賃有限公司 (ICBC Financial Leasing Co., Ltd.), a company incorporated in the PRC;

“CEA Holding”
means 中國東方航空集團公司 (China Eastern Air Holding Company), a wholly PRC State-owned enterprise and the controlling shareholder of the Company holding approximately 59.67% of its issued share capital as at the Latest Practicable Date;

“Company”
means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H Shares, A Shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively;

“Completion Date”	means the respective completion date as set out in the respective Sale and Purchase Agreements;

“Delivery Date”	means the respective date which the Buyer delivers each of the Aircraft to the Company pursuant to the respective Lease Agreements;

“Directors”	means the directors of the Company;

“Group”	means the Company and its subsidiaries;

“H Shares”
means the ordinary shares issued by the Company, with a Renminbi-denominated par value of RMB1.00 each, which are subscribed for and paid up in a currency other than Renminbi and are listed on the Stock Exchange;

DEFINITIONS

“Hong Kong”	means the Hong Kong Special Administrative Region of the PRC;

“Latest Practicable Date”	means 22 July 2008, being the latest practicable date for ascertaining certain information included in this circular;

“Lease Agreements”	means three lease agreements in relation to the leasing- back of each of the Aircraft, all dated 27 June 2008 entered into between the Company as the lessee and the Buyer as the lessor;

“Listing Rules”	means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

“PRC”	means the People’s Republic of China;

“RMB”	means renminbi, the lawful currency of the PRC;

“Sale and Purchase Agreements”
means three sale and purchase agreements in relation to the sale and purchase of each of the Aircraft, all dated 27 June 2008 entered into between the Company as the seller and the Buyer as the purchaser;

“SFO”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong);

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited; and

“Transactions”	means the transactions contemplated under the Sale and Purchase Agreements and the Lease Agreements.

LETTER FROM THE BOARD OF DIRECTORS

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 670)

Directors:		Legal address:
Li Fenghua	(Chairman, Non-executive Director)	66 Airport Street
Li Jun	(Vice Chairman, Non-executive Director)	Pudong International Airport
Cao Jianxiong	(President, Executive Director)	Shanghai
Luo Chaogeng	(Non-executive Director)	PRC
Luo Zhuping	(Executive Director)
Head office:
Independent non-executive Directors:		2550 Hongqiao Road
Hu Honggao		Shanghai
Peter Lok		PRC
Wu Baiwang
Zhou Ruijin		Principal place of business
Xie Rong		in Hong Kong:
5th Floor, McDonald’s Building
48 Yee Wo Street
Hong Kong

Hong Kong share registrar
and transfer office:
Hong Kong Registrars Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen’s Road East
Hong Kong

25 July 2008

To the shareholders of the Company

Dear Sir or Madam,

DISCLOSEABLE TRANSACTION

1.	INTRODUCTION

As disclosed in the Company’s announcement dated 4 July 2008, the Company and the Buyer have entered into (i) the Sale and Purchase Agreements regarding the sale and purchase of the Aircraft; and (ii) the Lease Agreements regarding the leasing-back of the Aircraft.

LETTER FROM THE BOARD OF DIRECTORS

The Transactions constitute a discloseable transaction of the Company under the Listing Rules.

2.	PARTIES

The Company is principally engaged in the business of civil aviation.

The Buyer, to the Directors’ knowledge, is engaged in businesses such as finance lease, receiving rental deposit from lessee, transferring rental proceeds to commercial banks, issuing approved debentures, inter-bank borrowing, lending to financial institutions, lending foreign currency outside the PRC, dispose and administer residual value of leased assets, import and export business and consultancy services.

To the best knowledge, information and belief of the Directors and having made all reasonable enquiry, the Buyer and its ultimate beneficial owner(s) are third parties independent of the Company and connected persons (as defined in the Listing Rules) of the Company and are not connected persons of the Company.

3.	THE SALE AND PURCHASE AGREEMENTS

On 27 June 2008, the Company entered into the Sale and Purchase Agreements with the Buyer regarding the sale and purchase of the Aircraft in accordance with the terms and conditions thereof.

Consideration

An aggregate amount which is equivalent to the unaudited book value of the respective Aircraft as at the Completion Date. As at 27 June 2008, the unaudited book value of the Aircraft is RMB1.29 billion. The consideration was determined after arm’s length negotiation between the parties and will be paid in cash via telegraphic transfer on the Completion Date.

Conditions

Completion is conditional upon the fulfillment or waiver by the relevant parties of the following conditions:

(1)   the Lease Agreements and the respective ancillary documents having been executed by the respective parties;

(2)   the Company has provided the relevant documentary evidence to prove its title ownership of the respective Aircraft to the Buyer;

(3)   each party has provided to the other party copies of its constitutional documents, respective resolutions of the board of directors approving the Sale and Purchase Agreements, business licenses and (for the Company) registration documents relating to the respective Aircraft;

LETTER FROM THE BOARD OF DIRECTORS

(4)   as at the Completion Date, there is no mortgage or priority right over the respective Aircraft or the provision of the relevant release documents in respect of such mortgage or priority right (if any) from the Company to the Buyer; and

(5)   the warranties and representations under the respective Sale and Purchase Agreements remain true and accurate.

Completion date

The date upon which the conditions as set out in the respective Sale and Purchase Agreements have been fulfilled. As at the Latest Practicable Date, the condition precedents of one of the Sale and Purchase Agreements and the Lease Agreements have been fulfilled and accordingly, the respective Aircraft has been sold and subsequently been leased-back to the Company pursuant to the respective Lease Agreements. For the condition precedents of the two remaining Sale and Purchase Agreements and the Lease Agreements, the parties expect that they will be fulfilled prior to 31 July 2008.

4.	THE LEASE AGREEMENTS

On 27 June 2008, the Company entered into the Lease Agreements with the Buyer regarding the leasing-back of the Aircraft in accordance with the terms and conditions thereof.

Term

72 months, commencing on the Delivery Date.

Rental fee and handling fee

The rental fee for the Aircraft will depend on the prevailing interest rates offered by the People’s Bank of China, which will be paid in cash by the Company quarterly. Based on the current rates, it is expected to amount to approximately RMB20,000,000 per quarter for each Aircraft. Pursuant to the Lease Agreements, the Company has to pay to the Buyer an one off handling fee with reference to a certain percentage of the consideration payable under the Sale and Purchase Agreements. The rental fee and the handling fee were determined after arm’s length negotiation between the parties and on normal commercial terms. The rental fee and the handling fee will be paid in cash via telegraphic transfer in accordance with the Lease Agreements.

Conditions

Completion is conditional upon, fulfillment or waiver by the relevant parties the following conditions:

(1)   the Sale and Purchase Agreements and the respective ancillary documents having been executed by the respective parties;

LETTER FROM THE BOARD OF DIRECTORS

(2)   the relevant rental fee and the handling fee have been received by the Buyer pursuant to the respective Lease Agreements;

(3)   each party has provided to the other party copies of its constitutional documents, respective resolutions of the board of directors approving the Lease Agreements, business licenses and (for the Company) registration and insurance documents and licenses relating to the respective Aircraft;

(4)   the warranties and representations under the respective Lease Agreements remain true and accurate; and

(5)   there is no event of default as described in the respective Lease Agreements prior to the Delivery Date.

As mentioned above, as at the Latest Practicable Date, the condition precedents of one of the Sale and Purchase Agreements and the Lease Agreements have been fulfilled and accordingly, the respective Aircraft has been sold and subsequently been leased-back to the Company pursuant to the respective Lease Agreements. For the condition precedents of the two remaining Sale and Purchase Agreements and the Lease Agreements, the parties expect that they will be fulfilled prior to 31 July 2008.

Buy-back

Pursuant to the Lease Agreements, upon the expiry of the term of the Lease Agreements, the Company shall (and not at its discretion) purchase the Aircraft back from the Buyer at a consideration which amounts to not more than 10% of the consideration payable under the Sale and Purchase Agreements. Further announcement(s) will be made by the Company in compliance with the relevant Listing Rules, if and when appropriate.

5.	GENERAL

Reasons for entering into the Transactions and benefits expected to accrue to the Company

The Directors expect that the Transactions may improve the allocation and use of the Company’s fixed assets, create a new channel for the finance arrangement of the Company and enhance the Company’s cash flow position.

The Directors currently intend to use the proceeds from the Company’s sale of the Aircraft for its normal operating purposes.

The Directors believe that the terms of the Sale and Purchase Agreements and the Lease Agreements are fair and reasonable and in the interests of its shareholders as a whole.

Financial impact of the Transactions

The Directors expect there will not be any gain or loss expected to accrue to the Company as the consideration of the Sale and Purchase Agreements is based on the unaudited book value of the Aircraft as at the Completion Date.

LETTER FROM THE BOARD OF DIRECTORS

It is technically not viable to determine the net profit attributable to just the Aircraft for the two previous financial years, however, there is no change in relation to the net profit attributable to the Aircraft for the two previous financial years as a result of the Transactions.

Save as disclosed above, the Transactions are not expected to result in any material impact on the earnings, assets and liabilities of the Group.

Discloseable transaction

The Transactions constitute a discloseable transaction of the Company under the Listing Rules.

6.	ADDITIONAL INFORMATION

Your attention is also drawn to the additional information set out in the appendix to this circular.

Yours faithfully,
For and on behalf of the board of Directors of
China Eastern Airlines Corporation Limited
Li Fenghua
Chairman

APPENDIX	GENERAL INFORMATION

RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Group. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular the omission of which would make any statement herein misleading.

DISCLOSURE OF INTERESTS

Directors, supervisors, chief executives and senior management

The interests of the Directors, supervisors, chief executives and senior management in the issued share capital of the Company as at the Latest Practicable Date were set out as follows:

Number and type of shares held and nature of interest
Name	Position	Personal	Family	Corporate	Total	Capactiy in which the A Shares were held

Li Fenghua	Chairman,	6,600	—	—	6,600	Beneficial
	Non-executive Director	A Shares			A Shares	owner
		(Note 1)			(Note 1)

Li Jun	Vice-Chairman,	—	—	—	—	—
Non-executive Director

Cao Jianxiong	President,	7,656	—	—	7,656	Beneficial
	Executive Director	A Shares			A Shares	owner
		(Note 2)			(Note 2)

Luo Chaogeng	Non-executive Director	6,600	—	—	6,600	Beneficial
		A Shares			A Shares	owner
		(Note 1)			(Note 1)

Luo Zhuping	Executive Director,	11,616	—	—	11,616	Beneficial
	Company secretary	A Shares			A Shares	owner
		(Note 3)			(Note 3)

APPENDIX	GENERAL INFORMATION

Number and type of shares held and nature of interest
Capacity in
which the
A Shares
Name	Position	Personal	Family	Corporate	Total	were held

Hu Honggao	Independent Non-	—	—	—	—	—
executive Director

Peter Lok	Independent Non-	—	—	—	—	—
executive Director

Wu Baiwang	Independent Non-	—	—	—	—	—
executive Director

Zhou Ruijin	Independent Non-	—	—	—	—	—
executive Director

Xie Rong	Independent Non-	—	—	—	—	—
executive Director

Liu Jiangbo	Chairman of the	—	—	—	—	—
Supervisory Committee

Xu Zhao	Supervisor	—	—	—	—	—

Wang Taoying	Supervisor	—	—	—	—	—

Yang Jie	Supervisor	6,600	—	—	6,600	Beneficial
		A Shares			A Shares	owner
		(Note 1)			(Note 1)

Liu Jiashun	Supervisor	3,960	—	—	3,960	Beneficial
		A Shares			A Shares	owner
		(Note 4)			(Note 4)

Zhang	Vice president	—	—	—	—	—
Jianzhong

Li Yangmin	Vice president	3,960	—	—	3,960	Beneficial
		A Shares			A Shares	owner
		(Note 4)			(Note 4)

APPENDIX	GENERAL INFORMATION

Number and type of shares held and nature of interest
Capacity in
which the
A Shares
Name	Position	Personal	Family	Corporate	Total	were held

Fan Ru	Vice president	3,696	—	—	3,696	Beneficial
		A Shares			A Shares	owner
		(Note 5)			(Note 5)

Luo Weide	Chief financial officer	3,960	—	—	3,960	Beneficial
		A Shares			A Shares	owner
		(Note 4)			(Note 4)

Notes:

1.	representing approximately 0.0002% of the Company’s total issued listed A Shares, totalling 3,300,000,000 A Shares, as at the Latest Practicable Date.

2.	representing approximately 0.000232% of the Company’s total issued listed A Shares, totalling 3,300,000,000 A Shares, as at the Latest Practicable Date.

3.	representing approximately 0.000352% of the Company’s total issued listed A Shares, totalling 3,300,000,000 A Shares, as at the Latest Practicable Date.

4.	representing approximately 0.00012% of the Company’s total issued listed A Shares, totalling 3,300,000,000 A Shares, as at the Latest Practicable Date.

5.	representing approximately 0.000112% of the Company’s total issued listed A Shares, totalling 3,300,000,000 A Shares, as at the Latest Practicable Date.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors, the Company’s supervisors, chief executives or members of senior management of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be (i) notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which he/she was taken or deemed to have under such provisions of the SFO) or (ii) entered in the register of interests required to be kept by the Company pursuant to section 352 of the SFO or (iii) notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Listing Rules.

Each of Li Fenghua, Li Jun, Cao Jianxiong and Luo Chaogeng was, as at the Latest Practicable Date, a director or employee of CEA Holding which, as disclosed below, was a company having, as at the Latest Practicable Date, an interest in the Company’s shares required to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

Substantial shareholders

Interests in the Company

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than a Director, supervisor, chief executive or member of the Company’s senior management, had an interest and/or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

			Interest as at the Latest Practicable Date
			Approximate	Approximate	Approximate
			percentage of	percentage of	Percentage of
			shareholding	shareholding	shareholding
			in the	in the	in the
	Nature of	Number of	Company’s	Company’s	Company’s
	shares	shares	total issued	total issued	total issued
Name of shareholder	interested	interested	shares capital	A Shares	H Shares	Short position

CEA Holding (Note 1)	A Shares	2,904,000,000	59.67%	88%	—	—

Singapore Airlines Limited	A Shares	2,913,999,969	59.87%	88.3%	—	—
(“SIA”) (Note 1)

Temasek Holdings (Private)	A Shares	2,913,999,969	59.87%	88.3%	—	—
Limited (“Temasek”)
(Note 1)

CEA Holding (Note 2)	H Shares	2,984,850,000	61.33%	—	190.49%	—

SIA (Note 2)	H Shares	2,984,850,000	61.33%	—	190.49%	—

Temasek (Note 2)	H Shares	2,984,850,000	61.33%	—	190.49%	—

HKSCC Nominees Limited	H Shares	1,546,663,499	31.78%	—	98.71%	—
(Notes 3 to 8)

APPENDIX	GENERAL INFORMATION

Notes:

Based on the information available to the Directors (including such information as was available on the website of the Stock Exchange) and so far as they are aware and understand, as at the Latest Practicable Date:

1.
Pursuant to sections 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Temasek: (i) SIA and Temasek are deemed to be interested in the 2,904,000,000 A Shares (representing approximately 88% of the then total issued A Shares) held by CEA Holding in the capacity of beneficial owner; and (ii) SIA and Temasek are also deemed to be interested in the 9,999,969 A Shares (representing approximately 0.30% of the then total issued A Shares) deemed to be interested by Temasek. Such 9,999,969 A Shares were held by Temasek Fullerton Alpha Pte. Ltd. in the capacity of beneficial owner, which in turn was 100% held by Fullerton (Private) Limited, which in turn was ultimately 100% held by Temasek.

2.
Pursuant to sections 317 and 318 of the SFO, by virtue of the Shareholders Agreement entered into between CEA Holding, SIA and Temasek, each of CEA Holding, SIA and Temasek is deemed to be interested in all of the 2,984,850,000 H Shares being the total of (i) 1,100,418,000 H Shares deemed to be interested by CEA Holding; (ii) 1,235,005,263 H Shares deemed to be interested by SIA; and (iii) 649,426,737 H Shares deemed to be interested by Temasek.

3.
Among the 1,546,663,499 H Shares held by HKSCC Nominees Limited, 189,078,000 H Shares (representing approximately 12.07% of the Company’s then total issued H Shares) were held by China National Aviation Corporation (Group) Limited in the capacity of beneficial owner, which in turn was ultimately 100% controlled by China National Aviation Holding Company.

4.
Among the 1,546,663,499 H Shares held by HKSCC Nominees Limited, Barclays PLC had, through controlled corporations, an interest in an aggregate of 79,953,370 H Shares (representing approximately 5.10% of the Company’s then total issued H Shares). Barclays PLC was interested in the aforesaid 79,953,370 H Shares of the Company in the manner as follows:

(a)
338,970 H Shares (representing approximately 0.02% of the Company’s then total issued H Shares) were held by Barclays Global Investors Ltd in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC;

(b)
8,842,000 H Shares (representing approximately 0.56% of the Company’s then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC; and

(c)
70,772,400 H Shares (representing approximately 4.52% of the Company’s then total issued H Shares) were held by Barclays Global Fund Advisors in the capacity of beneficial owner, which in turn was 100% controlled by Barclays Global Investors, N.A., which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

A short position of 12,010,000 H Shares (representing approximately 0.77% of the Company’s then total issued H Shares) were held by Barclays Global Investors, N.A. in the capacity of beneficial owner, which in turn was 100% controlled by Barclays California Corporation, which in turn was 100% controlled by Barclays Global Investors Finance Limited, which in turn was 100% controlled by Barclays Global Investors UK Holdings Limited, which in turn was 92.3% controlled by Barclays Bank PLC, which in turn was ultimately 100% controlled by Barclays PLC.

Save as disclosed above and so far as the Directors are aware, as at the Latest Practicable Date, no other person had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO.

APPENDIX	GENERAL INFORMATION

Interests in other members of the Group

So far as is known to the Directors, as at the Latest Practicable Date, each of the following persons, other than the Company or any of its Directors, supervisors, chief executives and members of the senior management, was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of the relevant member of the Group:

		Approximate
	Name of relevant	percentage of
Subsidiary	substantial shareholder	shareholding

上海科技宇航有限公司	新加坡科技宇航有限公司	49%
(Shanghai Technology Aerospace	(Singapore Technology
Company Limited)	Aerospace Limited)

東方航空（汕頭）經濟發展有限公司	汕頭航空用品總公司	45%
(Eastern Airlines (Shantou)	(Shantou Aviation Equipment
Economics Development Co., Ltd.)	Group Company)

上海東方飛機維修有限公司	Aircraft Engineering Investment	40%
(Shanghai Eastern Aircraft	Ltd.
Maintenance Co., Ltd.)

中國貨運航空有限公司	中國遠洋運輸（集團）總公司	30%
(China Cargo Airlines Co., Ltd.)	(China Ocean Shipping
	(Group) Company)

上海東方遠航物流有限公司	中國遠洋運輸（集團）總公司	30%
(Shanghai Eastern Logistics Co.	(China Ocean Shipping
Ltd.)	(Group) Company)

中國東方航空江蘇有限公司	江蘇省國信資產管理集團有限公司	23.89%
(China Eastern Airlines Jiangsu	(Jiangsu Provincial Guoxin
Co., Ltd.)	Asset Management Group Co.,
	Ltd.)

東航發展（香港）有限公司	大中華運通有限公司	20%
(Eastern Airlines Development (HK)	(Dazhonghua Yuntong Co.,
Co., Ltd.)	Ltd.)

東航大酒店有限公司	CEA Holding	14%
(Eastern Airlines Hotel Co., Ltd.)

APPENDIX	GENERAL INFORMATION

Save as disclosed above and so far as is known to the Directors, as at the Latest Practicable Date, no other person (other than the Directors, the Company’s supervisors, chief executives or members of senior management of the Company) had an interest or short position in the Company’s shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of Part XV of the SFO, or was directly or indirectly interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group.

MISCELLANEOUS

Company’s officers

Mr. Luo Zhuping, who is a holder of a Master’s degree in global economics, is a Director and the secretary of the Company.

Mr. Luo Weide, the Company’s Chief Financial Officer, having a professional accounting qualification recognised in the PRC, is the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules. Since Mr. Luo does not possess the professional qualification normally required under Rule 3.24 of the Listing Rules, the Company has applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with that rule for a period of three years commencing on 28 January 2005. Such waiver was expired on 26 January 2008. The Company has further applied for, and the Stock Exchange has granted, a conditional waiver from strict compliance with Rule 3.24 of the Listing Rules for a period of one year from 27 January 2008. Details of the waiver are disclosed in the Company’s announcement dated 10 March 2008.

Service contracts

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group (excluding contracts expiring or terminable by the employer within a year without payment of any compensation (other than statutory compensation)).

Competing interests

As at the Latest Practicable Date, none of the Directors or so far as is known to them any of their respective associates (as defined in the Listing Rules) was interested in any business (apart from the Group’s business) which competes or is likely to compete either directly or indirectly with the Group’s business (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them were a controlling shareholder).

APPENDIX	GENERAL INFORMATION

Litigation

In 2005, the family members of certain victims in the aircraft accident (the aircraft was then owned and operated by China Eastern Air Yunnan Company), which occurred in Baotou on 21 November 2004, sued the Company in a U.S. court for compensation. On 5 July 2007, pursuant to several conditions with which the Company has complied, the Superior Court of the State of California ordered the action stayed on the grounds of forum non conveniens for the purpose of permitting proceedings in the PRC. On 20 February 2008, the plaintiff filed a motion with the Superior Court of the State of California to lift the stay. The case is still pending. The Directors believe that a negative outcome will not have a material adverse effect on the financial condition and results of operations of the Company. The Company intends to provide updates to the shareholders of the Company regarding the progress of the litigation.

Save as disclosed above, as at the Latest Practicable Date, the Directors were not aware of any litigation or claim of material importance pending or threatened against any member of the Group.